Exhibit 99.1

Vinci Partners Investments Ltd.

Interim Financial Statements as of March 31, 2021

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	03/31/2021	12/31/2020

Current assets
Cash and cash equivalents	5(d)	854,002	83,449
Cash and bank deposits	5(d)	25,379	13,096
Financial instruments at fair value through profit or loss	5(d)	828,623	70,353
Financial instruments at fair value through profit or loss	5(c)	556,043	8,253
Trade receivables	5(a)	42,612	47,978
Sub-leases receivable	10	2,334	2,963
Taxes recoverable		1,250	1,153
Other assets	6	5,755	12,383
Total current assets		1,461,996	156,179

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	39,861	31,596
Trade receivables	5(a)	27,992	27,545
Sub-leases receivable	10	-	-
Taxes recoverable		106	134
Deferred taxes	18	6,144	4,568
Other assets	6	527	1,540
		74,630	65,383

Property and equipment	8	15,831	15,043
Right of use - Leases	10	88,329	90,478
Intangible assets	9	1,216	1,441
Total non-current assets		180,006	172,345

Total assets		1,642,002	328,524

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Liabilities and equity	Note	03/31/2021	12/31/2020

Current liabilities
Trade payables		488	1,039
Deferred revenue	23	19,678	-
Leases	10 and 5(e)	19,926	19,828
Accounts payable	11	8,720	125,795
Labor and social security obligations	12	28,655	40,724
Taxes and contributions payable	13	17,634	22,878
Total current liabilities		95,101	210,264

Non-current liabilities
Accounts payable	11	33	33
Leases	10 and 5(e)	84,490	86,371
Deferred taxes	18	13,257	12,620
Total non-current liabilities		97,780	99,024

Equity	14
Share capital		15	8,730
Additional paid-in capital		1,390,709	-
Earnings reserves		47,013	-
Other reserves		11,340	10,491
		1,449,077	19,221

Non-controlling interests in the equity of subsidiaries		44	15

Total equity		1,449,121	19,236

Total liabilities and equity		1,642,002	328,524

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of income

Three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note	03/31/2021	03/31/2020

Net revenue from services rendered	15	106,860	74,894

General and administrative expenses	16	(50,002)	(26,102)

Operating profit		56,858	48,792

Finance income	17	7,070	1,393
Finance expenses	17	(3,683)	(3,173)

Finance profit/(loss), net		3,387	(1,780)

Profit before income taxes		60,245	47,012

Income taxes	18	(13,232)	(9,630)

Profit for the period		47,013	37,382

Attributable to the shareholders of the parent company		47,013	37,897
Attributable to non-controlling interests		-	(515)

Basic and diluted earnings per share		0.91	0.92

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of comprehensive income

Three-month period ended March 31

All amounts in thousands of reais

	03/31/2021	03/31/2020

Profit for the period	47,013	37,382

Other comprehensive income

Items that may be reclassified to profit or loss:
Foreign exchange variation of investee located abroad
Vinci Financial Ventures (VF2) GP	-	4
Vinci Capital Partners GP Limited	22	66
Vinci USA LLC	805	1,908
Vinci Capital Partners F III GP Limited	6	4
GGN GP LLC	16	20

Total comprehensive income for the period	47,862	39,384

Attributable to:
Shareholders of the parent company	47,862	39,899
Non-controlling interests	-	(515)

	47,862	39,384

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of changes in equity

All amounts in thousands of reais

		Additional					Non-
	Share	Paid-in	Retained	Other	Treasury		controlling	Total
	capital	capital	earnings	reserves	quotas	Total	interests	equity

At January 01, 2020	8,595	-	91,430	8,119	-	108,144	6,581	114,725

Profit for the period	-	-	37,897	-	-	37,897	(515)	37,382
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	2,002	-	2,002	-	2,002
Capital increase	90	-	-	-	-	90	-	90
Allocation of profit:
Dividends	-	-	(61,512)	-	-	(61,512)	(1,654)	(63,166)

At March 31, 2020	8,685	-	67,815	10,121	-	86,621	4,412	91,033

At January 01, 2021	8,730	-	-	10,491	-	19,221	15	19,236

Corporate reorganization	(8,719)	8,719	-	-	-	-	-	-
Profit for the period	-	-	47,013	-	-	47,013	-	47,013
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	849	-	849	-	849
Capital increase	4	1,392,370	-	-	-	1,392,374	29	1,392,403
Transaction costs from capital increase	-	(10,380)				(10,380)	-	(10,380)
Allocation of profit:

At March 31, 2021	15	1,390,709	47,013	11,340	-	1,449,077	44	1,449,121

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows

Three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

	03/31/2021	03/31/2020
Cash flows from operating activities

Profit before taxation	60,245	47,012
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	3,312	3,324
Unrealized gain of financial instruments at fair value through profit or loss	(2,259)	(810)
Finance expense on liabilities at amortized cost	-	49
Allowance for expected credit loss	-	-
Financial result on lease agreements	3,077	2,907
	64,375	52,482
Changes in assets and liabilities

Accounts receivables	4,919	36,307
Taxes recoverable	(69)	187
Other assets	7,641	(1,047)
Trade payables	(551)	(2)
Accounts payable	19,678	15,103
Deferred revenue	(718)	113
Labor and social security obligations	(12,070)	(20,368)
Taxes and contributions payable	(728)	(3,049)
	18,102	27,244

Cash generated from operations	82,477	79,726
Income tax paid	(18,272)	(7,918)
Net cash inflow from operating activities	64,205	71,808

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets	(1,438)	(553)
Purchase of financial instruments at fair value through profit or loss	(577,648)	(162,572)
Sales of financial instruments at fair value through profit or loss	23,433	189,728

Net cash (outflow) from investing activities	(555,653)	26,603

Cash flows from financing activities
Proceeds from the issuance of shares	1,392,403	90
Transactions costs paid	(10,380)	-
Lease payments, net of sublease received	(4,485)	(3,928)
Dividends paid	(116,357)	(97,442)

Net cash (outflow) from financing activities	1,261,181	(101,280)

Net increase (decrease) in cash and cash equivalents	769,733	(2,869)

Cash and cash equivalents at the beginning of the period	83,449	3,896

Foreign exchange variation of cash and cash equivalents in subsidiary abroad	820	1,946

Cash and cash equivalents at the end of the period (Notes 6 and 7)	854,002	2,973

Non-cash financing activities

Dividends declared and not yet paid was R$ 6,833 (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investments Ltd., an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"), started its activities in September 2020. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual quotaholders of the Entity are disclosed in Note 14.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Corporate reorganization

Prior to the consummation of the initial public offering, on January 15, 2021 the individual partners of Vinci Partners Investimentos Ltda. (“Vinci Investimentos”) contributed the entirety of their quotas into the Entity.

In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Investimentos in exchange for the quotas of Vinci Investimentos contributed to the Entity, or the Contribution. Until the Contribution, the Entity did not commence operations and had only nominal assets and liabilities and no material contingent liabilities or commitments.

Initial Public Offering (IPO)

On January 28, 2021 Vinci announced the price of its public offering of the Class A common shares being offered 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

On February 1, 2021, Vinci announced the closing of its initial public offering. The net proceeds from the offering were US$ 232 million, after deducting underwriting discounts and commissions. The Class A common shares began trading on the Nasdaq Global Select Market on January 28, 2021 under the ticker symbol "VINP."

In connection with the offering, Vinci has granted the underwriters a 30-day option to purchase up to an additional 2,081,021 Class A common shares at the initial public offering price, less underwriting discounts and commissions. On February 8, 2021, Vinci received net proceeds of US$ 23 million in respect of the additional 1,398,014 Class A common shares issued.

Vinci Partners Ltd intends to use the net proceeds from the offering to (1) to fund investments in its own products alongside its investors; (2) to pursue opportunities for strategic transactions; and (3) for other general corporate purposes.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Impacts of the coronavirus pandemic (COVID-19)

Since January 2020, the outbreak of coronavirus has impacted global commercial activities. The rapid development of the pandemic generated significant uncertainty of the real consequences of an ultimate impact. During the period there was a continued adverse effect on economic and market conditions that triggered a period of global economic slowdown.

The COVID-19 pandemic and government measures taken in response thereto have caused disruptions in some of our funds' portfolio companies' businesses and could lead to long-term disruptions or closures. For instance, the COVID-19 pandemic has caused work stoppages and increased unemployment, including because of illness or travel or government restrictions in connection with the pandemic. Additionally, the COVID-19 pandemic has resulted in the temporary or permanent closure of many businesses and has required adjustments in how many businesses operate. For example, certain funds in our real estate segment were adversely impacted as a result of shopping mall closures in Brazil lasting over six months. In addition, there is uncertainty surrounding real estate funds with concentrated investments in office space as the real estate market adjusts to shifts in office space demand in response to changes in economic activity and remote working arrangements. These factors have adversely impacted certain companies in our investment portfolio and severely disrupted operations and economic conditions generally. Finally, significant market fluctuations driven by the COVID-19 pandemic have resulted in fluctuations in the fair value component of our Assets Under Management and could result in additional fluctuations in our Assets Under Management depending on the severity and extent of the ongoing crisis. However, despite the adverse impact, Vinci expanded its operations during the pandemic and had increased its total assets, net revenue, profits and did not record any impairment in 2020 as result of COVID-19. Additionally, the Group completed its Initial Public Offering ("IPO") on the Nasdaq Global Select Market in January 2021.

Despite the ultimate extent of the impact of COVID-19, including the outbreak of more transmissible variants as has occurred in Brazil in the first quarter of 2021, Vinci has increased its asset under management. Additionally, the volatility observed in the financial market during this first quarter were lower than the past year.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

As mentioned in the Note 1, the Group carried out a corporate reorganization in order to prepare the structure for the Initial Public Offering of its shares. As result, the partners of Vinci Partners Investimentos Ltda contributed their quotas to Vinci Partners Investments Ltd in January 2021. Vinci Partners Investments Ltd is currently the entity which is registered with the Securities Exchange Commission and for which these financial statements are presented. The comparative historical figures presented in these financial statements are the ones of the predecessor entity, Vinci Partners Investimentos Ltda.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The issuance of these financial statements was authorized by the Entity's management on May 04, 2021.

(a)	Interim consolidated financial statements

Ownership interest in subsidiaries at March 31, 2021 and December 31, 2020 are as follows:

	Interest - %
	03/31/2021	12/31/2020
Direct subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	-
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Gestão de Patrimônio Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (3)	100	80
Vinci Capital Partners GP Limited.	100	100
Vinci USA LLC	100	100
Vinci GGN Gestora de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda. (4)	100	80
Vinci Financial Ventures (VF2) GP (5)	-	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações Ltda.	100	100
Vinci Monalisa FIM Crédito Privado IE (6)	100	-

(1)	Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda., as presented in the Group’s annual consolidated financial statements as of December 31, 2020.

(2)	Minority interest represents less than 0.001%.

(3)	On August 31, 2020, Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 657 for the acquisition of 657,200 quotas.

(4)	On November 21, 2020, Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder, by the price of R$ 1.00 per quota. The transaction was settled by the nominal value of the quota, in the amount of R$ 526 for the acquisition of 526.020 quotas.

(5)	Vinci Financial Ventures (VF2) GP was terminated on June 2nd, 2020.

(6)	Refers to a mutual fund wholly owned and controlled by the Entity.

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, The CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

Until December 31, 2020, the strategic decisions of Group comprise eight distinct business segments: (i) hedge funds; (ii) public equities; (iii) private equity; (iv) financial advisory services, (v) Investment products and solutions; (vi) real estate; (vii) infrastructure and (viii) Credit (Note 20).

Since 2021 the decision making process and decision related to resources allocation changed and part of the segments were grouped in four different segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions; and (iv) financial advisory (Note 20)

The change was motivated by the way how the CEO monitors and manages the business, as well as the way how the shareholders and investors evaluate Vinci, in a more consolidated view.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity comprises the provision for impairment of trade receivables, provision for profit sharing, and the revenue recognition of management fees for some funds abroad and the fair value measurement of financial assets.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of March 31, 2021, and 2020 the expected credit losses is considered immaterial due to the short maturities of the deposits and the credit quality of the counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The group has the following types of financial assets that are subject to the expected credit loss model:

> trade receivables

> debt investments carried at amortized cost, and

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

The Group's exposure to foreign currency risk at the end of the reporting period, expressed in functional currency units, was as follows:

The amounts presented in the table below are originally presented in US Dollar and were converted into Brazilian Reais (R$) by the foreign exchange rate at the closing date.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Balance sheet	03/31/2021	12/31/2020

Cash and cash equivalents	7,499	11,676
Trade receivable	11,762	3,151
Other receivables	1,371	1,206
Current assets	20,632	16,033

Leases, property and equipment	4,204	4,049
Non-current assets	4,204	4,049

Trade payables	(37)	9
Deferred revenue	2,279	-
Lease	-	1,008
Labor and social security obligations	2,741	7,527
Current liabilities	4,983	8,544

Lease	3,853	2,712
Non-current liabilities	3,853	2,712

Net Equity	16,000	8,826

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result for the three-month period ending	03/31/2021	03/31/2020

Financial revenue	980	287
Financial expense	(37)	(4)

Net foreign exchange result, net	943	283

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The table below summarize the sensitivity of changes in interest rates.

	Impact on post-tax profit
	03/31/2021	03/31/2020

Interest rates – increase by 70 basis points *	1	288
Interest rates – decreased by 100 basis points *	(2)	(412)

* Holding all other variables constant

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments, that are exposed to significantly price risk are the private equity investments. Note 5(d) demonstrate the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificate of deposits of R$ 19,414 (12/31/2020 – R$ 83,449) and investments in repurchase operations in Brazilian government securities of R$ 809,209 that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

	03/31/2021	12/31/2020
Cash and cash equivalents	854,002	83,449
Liquid investments (i)	556,043	8,253
Trade payables	(488)	(1,039)
Labor and social security obligations	(29,387)	(40,724)
Accounts payable	(8,753)	(125,828)
Lease liabilities	(104,416)	(106,199)
Net debt	1,267,001	(182,088)

(i)	Liquid investments comprise current investments that are traded in an active market, being the Group's financial assets held at fair value through profit or loss.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Financial liabilities		Other assets
	Payables	Lease liabilities	Cash and cash equivalents	Liquid investments
Net debt as at
December 31, 2019	(68,976)	(102,891)	3,896	85,944
Cash flow and dividends provision	(98,412)	19,652	77,203	(77,691)

Amortization cost	(203)	-	-	-
Addition and finance expenses accrual	-	(21,949)	-	-
Foreign exchange adjustments	-	-	2,350	-
Other changes (ii)	-	(1,011)	-	-
December 31, 2020	(167,591)	(106,199)	83,449	8,253

Cash flow and dividends provision	128,963	5,294	769,733	547,790
Addition and finance expenses accrual	-	(3,162)	-	-
Foreign exchange adjustments	-	-	820	-
Other changes (ii)	-	(349)	-	-
March 31, 2021	(38,628)	(104,416)	854,002	556,043

(ii)	Other changes include non-cash movements, including CTA adjustments which will be presented as in other comprehensive income statement.

Maturities of financial liabilities

The	tables below analyses the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at March 31, 2021	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(488)	-	-	(488)
Labor and social security obligations	(29,387)	-	-	(29,387)
Lease liabilities	(19,926)	(39,751)	(109,462)	(104,416)
Accounts payable	(8,720)	(33)	-	(8,753)
Total	(58,521)	(39,784)	(109,462)	(143,044)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities at December 31, 2020	Less than 1 year	Between 1 and 3 years	Over 3 years	Carrying amount

Trade payables	(1,039)	-	-	(1,039)
Labor and social security obligations	(40,724)	-	-	(40,724)
Lease liabilities	(19,828)	(40,279)	(113,929)	(106,199)
Accounts payable	(125,795)	(33)	-	(125,828)
Total	(187,386)	(40,312)	(113,929)	(273,790)

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The group classifies its financial assets in the following measurement categories:

•	those measured at fair value or through profit or loss, and

•	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The Group holds the following financial instruments:

Financial assets	Section	03/31/2020	12/31/2020

Trade receivables	(a)	70,604	75,523
Other financial assets at amortized cost	(b)	381	474
Cash and cash equivalents	(d)	854,002	83,449
Financial assets at fair value through profit or loss (FVPL)	(c)	595,904	39,849
		1,520,891	199,295

Financial liabilities

Liabilities at amortized cost	(e)	38,628	167,591
Lease liabilities	(e)	104,416	106,199
		143,044	273,790

The Group's exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Trade receivables

Current assets	03/31/2021	12/31/2020
Trade receivables from contracts with customers	42,761	48,127
Loss allowance	(149)	(149)

Non-current assets
Trade receivables from contracts with customers	27,992	27,545
	70,604	75,523

Trade receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current trade receivables are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Trade receivables allowance are presented in general and administrative expense.

The loss allowances for trade receivables as at 31 March and 31 December reconcile to the opening loss allowances as follows:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	03/31/2021	12/31/2020
Opening loss allowance on January 1	(149)	(90)
Increase in trade receivable allowance recognized in profit or loss	-	(59)
Closing loss allowance on March 31 / December 31	(149)	(149)

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity have not written any amount of trade receivables during 2021 and 2020. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following debt instruments:

	03/31/2021	12/31/2020

Prepayments to employees (Note 6 (i))	381	474

These amounts generally arise from transactions outside the usual operating activities of the group. Interest are charged at commercial rates and collateral is not normally obtained.

All of the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Real Estate funds;

-	Real Estate listed funds and

-	Private equity funds.

-	Infrastructure funds

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Financial assets measured at FVPL include the following categories:

	03/31/2021	12/31/2020

Current assets	556,043	8,253
Real estate listed funds	397	-
Mutual funds	555,646	8,253

Non-current assets	39,861	31,596
Real estate funds	6,837	-
Private equity and Infrastructure funds	33,024	31,596

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	03/31/2021	12/31/2020

Vinci Atlas FIC FIM	84,498	-
Vinci Atlas Institucional FIC FIM	16,434	-
Vinci Internacional FIC FIM	26,708	-
Vinci Multiestratégia FIM	183,053	-
Vinci Retorno Real FIM	50,192	-
Vinci Valorem FIM	100,049	-
Vinci Selection FIC FIM	25,943	-
Vinci Total Return FIC FIM	33,853	-
VCE Seleção FIC FIM	30,040	-
Easynvest Top FIC FIM	1,193
FI Vinci Renda Fixa CP	3,683	8,253
	555,646	8,253
Real Estate funds
	03/31/2021	12/31/2020

Vinci Instrumentos Financeiros FII	397	-
Vinci Fulwood DL FII	6,837	-
	7,234	-

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Private Equity
	03/31/2021	12/31/2020

Vinci Capital Partners III Feeder FIP Multiestratégia	853	768
Nordeste III FIP Multiestratégia	2,829	2,652
Vinci Impacto Ret IV FIP Multiestratégia	1,017	830
Total Private equity funds	4,699	4,250

Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	21,976	21,218
Vinci Infra Transmissão FIP - Infraestrutura (i)	6,349	6,128
Total Infrastructure funds	28,325	27,346

Total Private equity and Infraestructure funds	33,024	31,596

(i) These funds are focused in acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations, that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of March 31, 2021, and December 31, 2020, these funds held investment in Linhas de Energia do Sertão Transmissora S.A. ("LEST") and Água Vermelha Transmissora de Energia S.A.

During the period, the following gains/(losses) were recognized in profit or loss:

	03/31/2021	03/31/2020
Fair value gains (losses) on investments at FVPL recognized in finance income	5,658	889

d)	Cash and cash equivalents

Current assets	03/31/2021	12/31/2020
Cash and bank deposits	25,379	13,096
Certificate of deposit (i)	19,414	70,353
Repurchase operations in Brazilian government securities (ii)	809,209	-
	854,002	83,449

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 101% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii) Comprises investments in repurchase operations in Brazilian government securities. The investments are convertible to known amounts of cash in one day after the investment is made.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

e)	Financial liabilities

	03/31/2021	12/31/2020

Current	58,521	187,386
Trade payables	488	1,039
Labor and social security obligations (Note 12)	29,387	40,724
Lease liabilities	19,926	19,828
Accounts payable (Note 11)	8,720	125,795

Non-current	84,523	86,404
Lease liabilities	84,490	86,371
Accounts payable (Note 11)	33	33

	143,044	273,790

(i)	Recognized fair value measurements

(a)	Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On March 31, 2021
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	-	19,414	-	19,414
Repurchase operations in Brazilian government securities	809,209			809,209
Real Estate Funds	397	-	6,837	7,234
Mutual funds	-	555,646	-	555,646
Private equity funds	-	-	33,024	33,024
Total Financial Assets	809,606	575,060	39,861	1,424,527

	On December 31, 2020
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate Deposits	-	70,353	-	70,353
Mutual funds	-	8,253	-	8,253
Private equity funds	-	-	31,596	31,596
Total Financial Assets	-	78,606	31,596	110,202

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b)	Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

(c)	Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended 31 March 2021 and 31 December 2020:

Fair Value
Opening balance January 1, 2020	24,164
Purchases	1,748
Sales and distributions	(778)
Gain recognized in finance income	6,462
Closing balance December 31, 2020	31,596
Purchases	7,457
Sales and distributions	(184)
Gain recognized in finance income	992
Closing balance March 31, 2021	39,861

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(d)	Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

	Fair value at
Description	03/31/2021	12/31/2020	Valuation Technique	Unobservable inputs	Value input	Reasonable possible shift +/-	2021 Gain / (Losses)	2020 Gain / (Losses)	Possible shift in Gain and losses
Vinci Infra Coinvestimento I FIP – Infraestrutura	21,976	21,218	Discounted cash flow	Discount rate	7.99%	0.5% / 1%	758	4,548	Lower discount rate in 50 basis points would increase fair value by R$ 1,102 (R$ 1,095 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 1,963 (1,920 – 2020)
Vinci Infra Transmissão FIP - Infraestrutura	6,349	6,128	Discounted cash flow	Discount rate	7.99%	0.5% / 1%	221	1,253	Lower discount rate in 50 basis points would increase fair value by R$ 788 (R$ 656 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ 283 (R$ 682 – 2020)
Nordeste III FIP Multiestratégia	2,829	2,652	Discounted cash flow	Discount rate	16.50%	0.5% / 1%	162	702	Lower discount rate in 50 basis points would increase fair value by R$ [.] (R$ 9 – 2020) and higher discount rate in 100 basis points would decrease fair value by R$ [.] (R$ 18 – 2020)
Vinci Fulwood DL FII	6,837	-	NAV Valuation	NAV	N/A	1%/2%	(163)	N/A	Increased NAV in 100 basis points would increase fair value by R$ 68 and lower NAV in 200 basis points would decrease fair value by R$ 137
Others	1,870	1,598	NAV Valuation	NAV	N/A	1% / 2%	14	(41)	Increased NAV in 100 basis points would increase fair value by R$ 19 (R$ 26 – 2020) and lower NAV in 200 basis points would decrease fair value by R$ 37 (R$ 52 – 2020)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

6	Other assets

	03/31/2021	12/31/2020

Prepayments to employees (i)	381	474
Sundry advances	145	159
Advances to projects in progress (ii)	3,856	7,882
Transaction costs (iii)	-	3,571
Other prepayments	43	81
Related parties receivables (iv)	147	260
Guarantee deposits	1,196	1,040
Sublease receivables	404	398
Others	109	58

	6,281	13,923

Current	5,754	12,383
Non-current	527	1,540

	6,281	13,923

(i)	Refers to amounts receivable from employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to transaction costs incurred by Vinci related to the initial public offering. After the closing of the initial public offering the amount was transferred to the shareholders equity.

(iv)	Refers to an intercompany transaction. See note 19 for more details.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Int'l Real Estate		Total
	03/31/2021	12/31/2020	03/31/2021	12/31/2020
Summarized Balance Sheet

Current assets	407	270	407	270
Current liabilities	(230)	(209)	(230)	(209)
Current net assets	177	61	177	61

Non-current assets	-	-	-	-
Non-current liabilities	-	-	-	-
Non-current net assets	-	-	-	-

Net assets	107	61	107	61

Accumulated NCI	44	15	44	15

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Summarized statement	Vinci Real Estate		Vinci Infraestrutura		Vinci International Real Estate		Total
of comprehensive income	03/31/2021 (*)	03/31/2020	03/31/2021 (**)	03/31/2020	03/31/2021	03/31/2020	03/31/2021	03/31/2020

Revenue	-	8,146	-	(81)	-	-	-	8,065

Profit for the period	-	5,713	-	(378)	-	(8)	-	5,327

Other comprehensive income	-	-	-	-	-	-	-	-

Total comprehensive income	-	5,713	-	(378)	-	(8)	-	5,327

Profit allocated to NCI before dividends	-	1,143	-	(76)	-	(2)	-	1,065

Disproportionate dividends distributions	-	(1,580)	-	-	-	-	-	(1,580)

Profit/(loss) allocated to NCI	-	(437)	-	(76)	-	(2)	-	(515)

(*) As informed in note 2.1 (a), in August 31, 2020 Vinci acquired the remaining interest of its investee Vinci Real Estate Gestora de Recursos Ltda from the minority quotaholder.

(*) As informed in note 2.1 (a), in November 21, 2020 Vinci acquired the remaining interest of its investee Vinci Infraestrutura Gestora de Recursos Ltda from the minority quotaholder.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

8	Property and equipment

						03/31/2021
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals- improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2021	10,465	46,895	5,802	9,985	861	74,008
Aquisitions	872	342	197	43	(16)	1,438
Foreign Exchange variations of property and equipment abroad	-	1,908	-	547	-	2,455

At March 31, 2021	11,337	49,145	5,999	10,575	845	77,901

Accumulated depreciation At January 1, 2021	(6,795)	(37,831)	(5,264)	(9,075)	-	(58,965)
Annual depreciation	(211)	(419)	(44)	(37)	-	(711)
Foreign Exchange variations of property and equipment abroad	-	(1,877)	0	(517)	-	(2,394)

At March 31, 2021	(7,006)	(40,127)	(5,308)	(9,629)	-	(62,070)

Net book value
At January 1, 2021	3,670	9,064	538	910	861	15,043

At March 31, 2021	4,331	9,018	691	946	845	15,831

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in offices leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

						03/31/2020
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals -improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2020	9,003	42,534	5,560	8,459	785	66,341
Aquisitions	-	-	21	31	500	552
Foreign Exchange variations of property and equipment abroad	-	4,361	-	1,270	-	5,631

At March 31, 2020	9,003	46,895	5,581	9,760	1,285	72,524

Accumulated depreciation At January 1, 2020	(6,008)	(31,751)	(4,913)	(7,257)	-	(49,929)
Annual depreciation	(208)	(235)	(99)	(422)	-	(964)
Foreign Exchange variations of property and equipment abroad	-	(4,334)	-	(1,182)	-	(5,516)

At March 31, 2020	(6,216)	(36,320)	(5,012)	(8,861)	-	(56,409)

Net book value
At January 1, 2020	2,995	10,783	647	1,202	785	16,412

At March 31, 2020	2,787	10,575	569	899	1,285	16,115

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

9	Intangible assets

Intangible assets include expenditures with the development of the software product for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci's managers named Wealth Management.

The Entity assesses, at each reporting date, whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the periods ended March 31, 2021 and December 31, 2020.

	03/31/2021
	Software development	Total

Cost
At January 1, 2021	23,723	23,723
Purchases	-	-
Foreign exchange variation of intangible assets abroad	779	779

At March 31, 2021	24,502	24,502

Accumulated amortization
At January 1, 2021	(22,282)	(22,282)
Annual amortization	(228)	(228)
Foreign exchange variation of intangible assets abroad	(776)	(776)

At March 31, 2021	(23,286)	(23,286)

At January 1, 2021	1,441	1,441

At March 31, 2021	1,216	1,216

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	03/31/2020
	Software development	Total

Cost
At January 1, 2020	21,908	21,908
Purchases	-	-
Foreign exchange variation of intangible assets abroad	1,815	1,815

At March 31, 2020	23,723	23,723

Accumulated amortization
At January 1, 2020	(19,188)	(19,188)
Annual amortization	(327)	(327)
Foreign exchange variation of intangible assets abroad	(1,801)	(1,801)

At March 31, 2020	(21,316)	(21,316)

At January 1, 2020	2,720	2,720

At March 31, 2020	2,407	2,407

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	03/31/2021	12/31/2020
Sub-lease receivable
Rio de Janeiro Office - BM 336	2,334	2,963
Total	2,334	2,963

Current	2,334	2,963
Total	2,334	2,963

Right of use assets
Rio de Janeiro Office - BM 336	80,404	82,117
São Paulo Office – JRA	4,453	4,987
NY Office - third Avenue	3,472	3,374
Total	88,329	90,478

Lease liabilities
Rio de Janeiro Office - BM 336	(95,157)	(96,507)
São Paulo Office – JRA	(5,406)	(5,972)
NY Office - third Avenue	(3,853)	(3,720)
Total	(104,416)	(106,199)

Current	(19,926)	(19,828)
Non-current	(84,490)	(86,371)
Total	(104,416)	(106,199)

Additions to the right-of-use assets until March, 31 2021 were R$ 5 (R$ 9,740 during 2020 financial year).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	03/31/2021	03/30/2020

Right of use assets depreciation	(2,373)	(2,033)
Financial expense	(3,157)	(3,065)
	(5,530)	(5,098)

The total cash outflow for leases until March 31, 2021 was R$ 5,293 (R$ 4,717 until March 31, 2020).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2020

11	Accounts payable

	03/31/2021	12/31/2020

Dividends payable (i)	6,833	123,191
Rent payable – prior month expense	1,673	1,673
Other payables	247	964

	8,753	125,828

Current	8,720	125,795
Non-current	33	33

(i) On November 30, 2020, the partners approved a distribution of dividends in the amount of R$ 133,194, based on the available retained earnings and results for the accumulated period as a base or balance until the available data. As of December 31, 2020, the amount of R$ 37,426 was paid, with the outstanding balance of R$ 95,768 remaining on December 31, 2020. During the first quarter of 2021 the outstanding balance was settled by Vinci.

On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. Based on the balance until the available data, Vinci settled an additional provision for dividends payable of R$ 27,423. As of March 31, 2021, the amount of R$ 20,590 was paid, with the outstanding balance of R$ 6,833 remaining on March 31, 2021.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

12	Labor and social security obligations

	03/31/2021	12/31/2020

Profit sharing	24,207	37,802
Labor provisions	4,448	2,922

	28,655	40,724

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2020 was entirely paid in January, 2021. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as at March 31, 2021 based on the management and advisory net revenue recognized and the realized performance fee up to March 31, 2021. Profit sharing will be paid in January 2022 accordingly to Vinci internal policy and after the Management approval, which is expected to occur in the beginning of 2022.

Since 2021 Vinci change its dividends distribution policy and implement a profit sharing scheme to the Partners, increasing the estimative of the profit sharing accrual in the first quarter of 2021.

13	Taxes and contributions payable

	03/31/2021	12/31/2020

Income tax	11,012	14,063
Social contribution	3,846	5,082
Social Contribution on Revenues (COFINS)	1,599	1,882
Social Integration Program (PIS)	347	407
Service tax (ISS) on billing	638	1,160
Withholding Income Tax (IRRF) deducted from third parties	58	80
Others	134	204

	17,634	22,878

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

14	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,446,239 Class B shares with a par value of US$ 0.00005 each (12/31/2020 – 8,730,000 quotas with a par value of R$ 1.00 each quota of Vinci Partners Investimentos Ltda).

On March 16, 2020, the quotaholders of Vinci Partners Investimentos Ltda unanimously approved a capital increase of R$ 90. Accordingly, capital was increased from R$ 8,595 to R$ 8,685 through the issue of 90,000 quotas at R$ 1.00 each.

On August 8, 2020, the quotaholders unanimously approved a capital increase of R$ 45. Accordingly, capital was increased from R$ 8,685 to R$ 8,730 through the issue of 45,000 quotas at R$ 1.00 each.

On January 15, 2021 the individual partners of Vinci Partners Investimentos Ltda. contributed the entirety of their quotas into the Entity. In return for this contribution the Entity issued (1) new Class B common shares to Gilberto Sayão da Silva and (2) new Class A common shares to all other quotaholders of Vinci Investimentos in exchange for the quotas, in each case in a one-to-4.77 exchange for the quotas, of Vinci Investimentos contributed to the Entity, or the Contribution.

On January 28, 2021 Vinci issued 13,873,474 Class A common shares. Prior to this offering, there has been no public market for our Class A common shares. The initial public offering price per Class A common share was US$18.00, resulting in net proceeds of US$ 232,243 thousand (or R$ 1,266,926), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

On February 8, 2021, Vinci issued additional 1,398,014 Class A common shares. The price of the additional shares was US$18.00, resulting in net proceeds of US$ 28,636 thousand (or R$ 125,448), after the deducting of underwriting discounts and commissions to Vinci Partners Ltd.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The Entity's shareholders as at March 31, 2021 and December 31, 2020 are presented in the table below:

Quotaholders	12/31/2019 Quantity	Subscribed	Transferred	12/31/2020 Quantity
Salzburg Empreendimentos e Participações Ltda.	1,206,000.00	-	-	1,206,000.00
Vinci Partners Participações Ltda.	4,194,000.00	-	-	4,194,000.00
Others Quotaholders	3,195,000.00	135,000	-	3,330,000.00
Total	8,595,000.00	135,000	-	8,730,000.00

Shareholders	12/31/2020 Quantity	Subscribed	Transferred (*)	03/31/2021 Quantity
Gilberto Sayão da Silva (Class B)	-	-	14,466,239	14,466,239
Alessandro Monteiro Moragdo Horta (Class A)	-	-	8,226,422	8,226,422
Paulo Fernando Carvalho de Oliveira (Class A)	-	-	2,066,605	2,066,605
Bruno Augusto Sacchi Zaremba (Class A)	-	-	1,446,624	1,446,624
Sergio Passos Ribeiro (Class A)	-	-	1,239,963	1,239,963
Lywal Salles Filho (Class A)	-	-	206,661	206,661
Public Float (Class A)	-	15,271,488	-	15,271,488
Others Shareholders (Class A)	-	-	13,989,586	13,989,586
Total	-	15,271,488	41,642,100	56,913,588

(*) All of the quotaholders of Vinci Partners Investimentos Ltda contributed the entirety of their quotas to Vinci Partners Investments Ltd. In return for this contribution, the Entity issued 14,466,239 new Class B common shares and 15,271,488 new Class A common shares, in each case in a one-to-4.77 exchange for the quotas of Vinci Partners Investimentos Ltda to the quotas of Vinci Partners Investments Ltd

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings

Earning reserves comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Dividends

Until 2020, in accordance with the Vinci Partners Investimentos Ltda by-laws dividends are distributed based on

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

the resolution of the partners. Therefore, dividends have been distributed on a non-proportional basis among quotaholders, which were comprised by the partners of Vinci Partners Investimentos Ltda.

After the corporate reorganization informed in Note 1, Vinci Partners Investments Ltd does not have a legal obligation to pay a semi-annual dividend or dividends at any specified rate or at all. Any declaration of dividends will be at the discretion of our board of directors. Once dividends is declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

For the three-months period ended on March 31, 2021 dividends were paid in the amount of R$ 116,357 (R$ 95,788 for the three-months period ended on March 31, 2020).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(f)	Basic and diluted earnings per share/quota

a) Basic earning per share/quota	03/31/2021	03/31/2020
From continuing operations attributable to the ordinary equity holders of the Entity	0.91	0.92
Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	0.91	0.92

b) Diluted earning per share/quota	2021	2020
From continuing operations attributable to the ordinary equity holders of the Entity	0.91	0.92
Total basic earning per share/quota attributable to the ordinary equity holders of the Entity	0.91	0.92

c) Reconciliations of earnings used in calculating earnings per share/quota

Basic earnings per share/quota:	03/31/2021	03/31/2020
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share/quota:
From continuing operations	47,013	37,897
	47,013	37,897
Diluted earnings per share/quota:	03/31/2021	03/31/2020
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share/quota	47,013	37,897
Used in calculating diluted earnings per share/quota	47,013	37,897

d) Weighted average number of shares/quotas used as the denominator

	Number 03/31/2021	Number 03/31/2020
Weighted average number of ordinary shares/quotas used as the denominator in calculating basic earnings per share/quota:	51,653,409	41,069,700
Adjustments for calculation of diluted earnings per share/quota:	-	-
Weighted average number of ordinary shares/quotas and potential ordinary shares/quotas used as the denominator in calculating diluted earnings per share/quota	51,653,409	41,069,700

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

15	Revenue from services rendered

	Three-month period ended
	03/31/2021	03/31/2020

Gross revenue from fund management	87,381	66,322
Gross revenue from realized performance fees	9,618	1,145
Gross revenue from unrealized performance fees	447	(5,374)
Gross revenue from advisory	16,492	17,484

Gross revenue from services rendered	113,938	79,577

In Brazil	81,202	59,437
Abroad	32,736	20,140

Taxes and contributions
COFINS	(3,599)	(2,174)
PIS	(781)	(471)
ISS	(2,698)	(2,038)

Net revenue from services rendered	106,860	74,894

Net revenue from fund management	81,843	62,898
Net revenue from realized performance fees	9,529	1,094
Net revenue from unrealized performance fees	422	(5,070)
Net revenue from advisory	15,066	15,972

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

16	General and administrative expenses

	Three-month period ended
	03/31/2021	03/31/2020

Personnel	(13,130)	(8,482)
Profit sharing (a)	(21,818)	(6,790)
	(34,948)	(15,272)
Third party expense (b)	(8,733)	(3,388)
Right of use depreciation (c)	(2,373)	(2,033)
Depreciation and amortization (d)	(939)	(1,291)
Other operating expenses (e)	(1,237)	(1,898)
Travel and representations	(201)	(825)
Condominium expenses	(606)	(570)
Payroll taxes	(750)	(607)
Rental expense	(144)	(114)
Telephony services	(66)	(81)
Legal	(5)	(23)

	(50,002)	(26,102)

(a)	Profit sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 21,818 (R$ 6,790 in March 31, 2020) for the period ended March 31, 2021.

Since 2021, as part of the Company reorganization before the IPO, the partners of Vinci Partners Investimentos Ltda were hired by Vinci and its subsidiaries and will be remunerated accordingly to the rules applied to other professionals of the Group, which includes the profit sharing program. Therefore, the increase in the profit sharing expenses is due to the inclusion of the partners in the estimated amount for the first quarter of 2021.

(b)	Third party expense

Third party expense is composed for accounting, advisory, information technology, marketing, and other contracted services. The increase is mainly related to investments in Vinci branding through marketing expenses, IT expenses in connection to the growth of Vinci’s operation, as well as audit services.

(c)	Right of use depreciation

See note 10 for more details.

(d)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(e)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

17	Finance profit/(loss)

	Three-month period ended
	03/31/2021	03/31/2020

Investment income (i)	5,980	925
Foreign currency variation income	980	287
Financial revenue on sublease agreements	81	158
Other finance income	29	23

Finance income	7,070	1,393

Financial expense on lease agreements	(3,157)	(3,065)
Bank fees	(26)	(19)
Interest and arrears	(80)	-
Investment losses (i)	(322)	(36)
Fines on taxes	-	-
Financial expense on liabilities at amortized cost	-	(49)
Interest on taxes	(52)	-
Foreign currency variation expense	(37)	(4)
Other financial expenses	(9)	-

Finance costs	(3,683)	(3,173)

Finance profit/(loss), net	3,387	(1,780)
(i)	Segregated investment income result is demonstrated below:

	Three-month period ended
	03/31/2021	03/31/2020
Mutual funds and fixed income investments (*)	4,684	425
Private equity funds	1,296	861
Real Estate listed funds	-	-
Public equities funds	-	(361)
	5,980	925

Mutual funds	(147)	-
Real Estate funds	(163)	-
Real Estate listed funds	(12)	(36)
Public equities funds	-	-
	(322)	(36)

(*) Includes the financial income on investments in repurchase operations in Brazilian government securities.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

18	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda and Vinci Equities Gestora de Recursos Ltda are taxed based on the deemed profit. Vinci Equities was taxed on deemed profit until 2020 and changed to profit regime since January 1st, 2021.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on March 31, 2021 is R$ 4,144 (R$ 2,769 on December 31, 2020).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until March 31, 2021 and 2020.

The income tax and social contribution charge on the results for the three-month period ended March 31, 2021 and March 31, 2020 can be summarized as follows:

	03/31/2021	03/31/2020

Current income tax	(10,603)	(7,968)
Current social contribution	(3,593)	(2,898)

	(14,196)	(10,866)

Deferred income tax	853	880
Deferred social contribution	111	356

	964	1,236

	(13,232)	(9,630)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	03/31/2021	12/31/2020
Deferred tax assets
Tax losses	4,144	2,769
Leases	2,000	1,799
Total	6,144	4,568

Deferred tax liabilities
Financial revenue	(8,453)	(7,842)
Estimated revenue	(3,046)	(2,997)
Leases	(176)	(224)
Total Income Tax	(11,675)	(11,063)

Estimated revenue	(1,582)	(1,557)
Total (Taxes and contribution)	(1,582)	(1,557)

Total deferred tax liabilities	(13,257)	(12,620)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	Total
Deferred tax assets
As at December 31, 2019	1,161	1,046	2,207
to profit and loss	1,608	753	2,361
As at December 31, 2020	2,769	1,799	4,568
to profit and loss	1,375	201	1,576
As at March 31, 2021	4,144	2,000	6,144

Movements	Financial Revenue	Estimated Revenue	Leases	Total
Deferred tax liabilities
As at December 31, 2019	(5,731)	(2,816)	(336)	(8,883)
to profit and loss	(2,111)	(1,738)	112	(3,737)
As at December 31, 2020	(7,842)	(4,554)	(224)	(12,620)
to profit and loss	(611)	(74)	48	(637)
As at March 31, 2021	(8,453)	(4,628)	(176)	(13,257)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	Three-month period ended
	03/31/2021	03/31/2020

Profit (loss) before income taxes	60,245	47,012
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (expense) at statutory rates	(20,483)	(15,984)
Reconciliation adjustments:
Expenses not detuctible	(52)	(38)
Tax benefits	14	-
Effect of presumed profit of subsidiaries (i)	7,092	6,532

Other additions (exclusions), net	197	(140)

Income taxes expenses	(13,232)	(9,630)
Current	(14,196)	(10,866)
Deferred	964	1,236

Effective rate	22%	20%
(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

19	Related parties

(a)	Key management remuneration

The remuneration of the Executive Committee amounted to R$ 360 for the three-month period ended March 31, 2021.

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 1,909 (March 31, 2020 - R$ 889) for the three months period ended March 31, 2021.

Accordingly, to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which is expected to be paid in January 2022, after the Management approval. As informed in Note 12, Vinci estimated an accrual for profit sharing for the Group as at March 31, 2021.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(b)	Receivables from related parties

The Entity receivables from related parties as of March 31, 2021 and December 31, 2020, as shown in the table below:

	03/31/2020	12/31/2020
Vinci Projetos de Infraestrutura XIV S.A.	80	80
Vinci Infra Investimentos V2I S.A.	54	49
Maranello Empreend. e Participações S.A.	1	1
Cagliari Participações S.A.	4	4
Grassano Participações SA	60	53
Accadia Participações SA	60	51
Norcia Participações SA	26	22
Vinci APM Ltda	2	-
	287	260

(c)	Prepayments to employees

As presented in note 6(i), Vinci may advance payments to its employees, in which the amount is rated at the interest rate of the Interbank Deposit Certificate (CDI).

20	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Real Estate

The Real Estate Investment Funds (FIIs) segment focused on mature assets and co-investment alongside a large global pension fund seeking returns from investments in various segments, such as malls and logistics.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages.

Liquid Strategies

Comprises the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds though Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 03/31/2021
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	47,992	23,687	16,673	15,919	-	104,271
Abroad	2,189	429	7,050	-	-	9,668
Gross revenue from services rendered	50,181	24,116	23,723	15,919	-	113,939
Fund Advisory fee	551	-	21	15,919	-	16,491
Fund Management fee	49,143	22,031	16,210	-	-	87,384
Fund Performance fee	487	2,085	7,492	-	-	10,064
Taxes and contributions	(2,633)	(2,123)	(944)	(1,379)	-	(7,079)
Net revenue from services rendered	47,548	21,993	22,779	14,540	-	106,860
(-) General and administrative expenses	(8,553)	(4,299)	(6,198)	(3,906)	(27,046)	(50,002)
Operating profit	38,995	17,694	16,581	10,634	(27,046)	56,858
Finance income						7,070
Finance cost						(3,683)
Finance result, net						3,387
Profit before income taxes						60,245
Income taxes						(13,232)
Profit for the period						47,013

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 03/31/2020
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	21,290	12,992	8,515	16,639		59,436
Abroad	15,348	3,386	1,406	-		20,140
Gross revenue from services rendered	36,638	16,378	9,921	16,639	-	79,576
Fund Advisory fee	793	-	52	16,639		17,484
Fund Management fee	39,146	17,618	9,558	-		66,322
Fund Performance fee	(3,300)	(1,240)	311	-		(4,229)
Taxes and contributions	(1,963)	(800)	(481)	(1,439)		(4,683)
Net revenue from services rendered	34,676	15,578	9,440	15,200		74,894
(-) General and administrative expenses	(4,001)	(1,723)	(2,441)	(435)	(17,502)	(26,102)
Operating profit	30,675	13,855	6,999	14,765	(17,502)	48,792
Finance income						1,393
Finance cost						(3,173)
Finance result, net						(1,780)
Profit before income taxes						47,012
Income taxes						(9,630)
Profit for the period						37,382

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

21	Legal Claim

As of March 31, 2021 and December 31, 2020, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	03/31/2021	12/31/2020

Tax	22,481	22,234
Civil	-	-
Labor	2,880	1,883
Total	25,362	24,117

Tax Claims

Vinci Gestora is a party to two tax administrative proceedings in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT) and contributions to third parties in 2011 and 2012, charged on amounts paid in connection to the profit sharing program, totaling R$ 3,175 and R$ 2,856, respectively.

Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 1,144. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened an act of infraction against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 15,307 for the calendar year of 2013.

22	Commitment

The Group has capital commitment that expect to incur in cash disbursements. Unfunded commitments not recognized as liabilities in private equity investment funds on March 31, 2021 and December 31, 2020 are as follow:

	03/31/2021	12/31/2020
Vinci Impacto e Retorno IV Feeder B	10,009	5,945
Vinci Capital Partners III Feeder FIP Multiestratégia	2,465	2,465
Nordeste III FIP Multiestratégia	1,967	1,967
Vinci Infraestrutura Água e Saneamento FIP - IE	50,000	-
Vinci Fulwood DL FII	63,000	-
	127,441	10,377

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

23	Deferred Revenue

In accordance with the Partnership Agreement of Vinci Private Equity and Vinci Impact and Return Offshore Funds, management fees are payable in advance semiannually on January 1 and July 1. The revenue fees are recognized monthly on linear basis during the semester. The deferred revenue balance as at March is R$19,678.